1875 K Street, N.W.
Washington, D.C. 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

December 18, 2006

VIA EDGAR CORRESPONDENCE

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares Trust
File Nos. 333-92935; 811-09729
Registration Statement on Form N-1A Filed on September 22, 2006 for iShares Lehman Short Treasury Bond Fund; iShares Lehman 3-7 Year Treasury Bond Fund; iShares Lehman 10-20 Year Treasury Bond Fund; iShares Lehman 1-3 Year Credit Bond Fund; iShares Lehman Intermediate Credit Bond Fund; iShares Lehman Credit Bond Fund; iShares Lehman Intermediate Government/Credit Bond Fund; iShares Lehman Government/Credit Bond Fund; and iShares Lehman MBS Fixed-Rate Bond Fund (the “Funds”)

Dear Mr. O’Connor:

This letter is in response to the comments with respect to the above-referenced Registration Statement that you provided in a telephone conversation on September 6, 2006, with the undersigned. Your comments are set out below in italicized text and each comment is followed by our response.

1.	Comment: “To-be-announced” Investments: You asked for clarification on how the creation process would work when the iShares Lehman MBS Fixed-Income Bond Fund expects to purchase most mortgage backed securities (“MBS”) through a “to-be-announced” (“TBA”) method.

Response: iShares Lehman MBS Fixed-Income Bond Fund (the “Fund”) may accept “cash in lieu” of any mortgage pass through securities or TBAs included in its portfolio deposit. In the creation process, Authorized Participants generally will contribute cash to replace any deposit security that is a TBA transaction, which the Fund will then use to enter into TBA transactions. For redemptions, the Fund will generally sell TBAs and deliver cash to the redeeming Authorized Participant. This process is the same redemption/creation process that is currently used by Lehman Aggregate iShares Fund for its portion invested in TBA transactions. In BGFA’s exemptive application, BGFA stated that the Fund would follow the same redemption/creation process for its TBA transactions as the Lehman Aggregate iShares Fund.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

December 18, 2006

2.	The term “issue”: You requested that in the prospectus that the term “issue” as used in the Principal Investment strategy section be clarified.

Response: After considering your comment, the Registrant believes that the current disclosure is adequate.

3.	The term “includes”: You asked whether the term “includes”, which is used throughout the prospectus, should be interpreted as “only” or interpreted as “not be limited to.”

Response: The term “includes” that is used throughout the prospectus is to be interpreted as “not being limited to.”

4.	Lehman Brothers MBS Fixed-Rate Index: You asked whether the Lehman Brothers MBS Fixed-Rate Index, the Index for the iShares Lehman MBS Fixed-Rate Bond Fund, includes mortgage backed securities issued by private issuers.

Response: The Lehman Brothers MBS Fixed-Rate Index currently does not include MBS issued by private issuers. The Index only includes MBS issued by GNMA, FNMA and FHLMC, however, similar to all Underlying Indexes of the iShares funds, the Indexes are subject to change by the Index Provider.

5.	You asked whether sovereign and supranational debt that iShares Lehman Intermediate Credit Bond Fund, iShares Lehman Credit Bond Fund, iShares Lehman Intermediate Government/Credit Bond Fund and iShares Lehman Government/Credit Bond Fund invest in are considered U.S. securities.

Response: Lehman Brothers defines its “credit” indices to include bonds that are issued in U.S. dollars and in the U.S. market. This includes both corporate securities as well as sovereign and supranational debt which meets these criteria. Securities issued in the U.S. market and denominated in U.S. dollars are commonly traded by participants in the U.S. bond market and are generally considered to be part of the U.S. market.

6.	You have requested the specific cites of the SEC orders that the Funds are relying on.

Response: The Funds are relying on the following SEC orders: In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 22, 2002); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (September 8, 2003); and In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006).

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

December 18, 2006

7.	You asked whether the Funds have duration risk and if so, whether it is adequately disclosed in the prospectus and SAI.

Response: The Funds will have duration risk. Duration is a linear measure of how the price of a bond or bond fund changes in response to interest rate changes. The Registrant believes that the Funds’ duration risk is adequately disclosed in the Funds’ current disclosure regarding interest rate risk.

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust acknowledges that staff comments or changes in disclosure in the Registration Statement in response to staff comments does not foreclose the Commission from taking any action with respect to the filing and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions or comments on the foregoing, please contact me at 202-303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Margery K. Neale, Esq.
Deepa Damre, Esq.